


03029063

Banca Popolare di Milano

Fondata nel 1865

PRESS RELEASE

Milan, 1 July 2003

CONVERTIBLE SUBORDINATED NOTES "BANCA POPOLARE DI MILANO PARTIAL COUPON 1998 – 2008"

We hereby announce that the Board of Directors of Banca Popolare di Milano Scarl, in today's meeting, resolved - subject to authorisation from the Bank of Italy - to exercise its right to early redemption of the convertible subordinated notes **"Banca Popolare di Milano *Partial Coupon* 1998-2008"** (ISIN code IT0001233490), in compliance with Article 6 of the relative terms and conditions, for the entire amount of the notes still outstanding, without any expenses or commission charges for the noteholders.

The transaction resolved upon today forms part of the Bank's initiatives, aimed at optimising the costs and structure of the debt.

Early redemption - with value date as at 16 September 2003 - will be made through payment of:

- The accreted principal amount of the note (ITL. 18,450 at 15 April 2003);
- the portion of interest corresponding pro-rata to the capitalised interest;
- the coupon which matured from 15 April 2003 up to and including the redemption date (16 September 2003).

Interest on the notes will therefore cease to accrue as of 17 September 2003.

The noteholders may exercise their conversion rights, in accordance with the provisions of the terms and conditions of the notes, until 10 September 2003. The ordinary shares to be issued upon conversion will be delivered on 30 September 2003, through Monte Titoli S.p.A..

In accordance with the requirements provided for under Article 13 of the terms and conditions of the notes, noteholders will receive official notification of the redemption of the notes, through a notice ("Notice of Redemption") published - in accordance with Article 6 of such terms and conditions, in the Official Gazette of the Republic of Italy, "Il Sole 24 Ore", and the "Financial Times" (London edition).

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